EXHIBIT 99.1 PR_18Mar13

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE March 18, 2013
CANADIAN ZINC RECEIVES DRAFT WATER LICENCE AND PERMITS FOR OPERATION OF PRAIRIE CREEK MINE

Vancouver, British Columbia, March 18, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is very pleased to report that on March 15, 2013 the Mackenzie Valley Land and Water Board (the “Board”) issued a Draft Type “A” Water Licence and two Draft Type “A” Land Use Permits for the operation of the Prairie Creek Mine.

This Water Licence will entitle Canadian Zinc (Licensee) to conduct mining, milling and associated activities at the Prairie Creek Mine Site, dewater the underground mine for the purpose of mining, use water for processing and domestic purposes, and to dispose of waste for mining and milling, and backfill paste tailings and waste rock into the underground mine.

The Land Use Permits will authorize construction and other activities on the Prairie Creek Minesite and on the winter road Transfer Facility near the Liard highway.

“The Water Licence and Land Use Permits are the main required permits to authorize mining operations at the Prairie Creek Mine, and CZN commends the Water Board for getting the draft permits issued on time, as per its previously announced schedule” said Alan Taylor, Chief Operating Office of Canadian Zinc.

This Class “A” Water Licence will be issued subject to the conditions contained therein with respect to the taking of water and the depositing of waste in waters or in any place where such waste may enter any waters.

The draft Licence requires Canadian Zinc (Licensee), in conducting its activities under the Licence, to take every reasonable precaution to protect the environment and to make best efforts to consider and incorporate any scientific and Traditional Knowledge that is made available.

The draft Licence contains various conditions, usual in a licence for this type of mining operation, including conditions applying to security requirements, construction, waste management, water and wastewater management, aquatic effects monitoring, contingency plans, and closure and reclamation.

The draft Licence also includes three separate options for the water storage pond(s), one of which will be selected in the final Licence, and notes that the proposed draft conditions for effluent quality criteria requirements will be sent under separate cover (expected within the next week). The amount and timing of the various security deposits required under the permits has not yet been determined.

The draft Land Use Permits relate to the Prairie Creek Minesite and the winter road Transfer Facility near the Liard highway and contain various conditions relating to location, equipment, construction, storage, security deposit, wildlife and restoration.

The Water Board previously issued the final operating Land Use Permit for the winter road itself on January 10th, 2013.

As anticipated, and as usual in this permitting process, the draft Water Licence requires that further information is to be provided before and after construction and mill commissioning, mostly in the form of detailed designs and management plans. Canadian Zinc has already embarked on detailed design work and is well advanced in this area. Most of the information for the management plans already exists, having been prepared during the environmental assessment and permitting process, and preparation of the required management plans will mostly require only revision and updating.

Permitting Process and Schedule

The Water Board has circulated the draft Water Licence and draft Land Use Permits to the government agencies and departments and to interested parties and requested comments by April 12, 2013. Canadian Zinc will have a further period of one week to review any comments and to respond to the Water Board with its own comments.  All comments received will be used in the evaluation of the final licence and permit conditions. The revised draft Licence and draft Land Use Permits will then be submitted to a meeting of the Water Board for formal approval.

Following approval by the Water Board, the Water Licence will be sent to the federal Minister of Aboriginal Affairs and Northern Development for ratification.

Copies of the draft Licence and draft Land Use Permits and information on all regulatory correspondence and documents are posted on the MVLWB website public registry at: http://www.mvlwb.ca/mv/registry.aspx under the various CZN permit application numbers.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company. The Company’s key project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc holds a 100% interest in the South Tally Pond project, along with other property interests in central Newfoundland, through the Company’s acquisition of Paragon Minerals Corporation in September 2012.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Risks and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Non-Independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, the timing of exploration, development and mining activities, completion of financings, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the financial results of the Company and future gold production and profitability of VGM. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.